August 25, 2011
Stephanie L. Hunsaker
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
HUNTINGTON BANCSHARES INCORPORATED HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83
Re:	Huntington Bancshares Incorporated
File No. 001-34073
Form 10-K for the fiscal year ended December 31, 2010, filed February 18, 2011
Form 10-Q for the fiscal quarter ended March 31, 2011, filed April 29, 2011
Dear Ms. Hunsaker:
This letter is in response to your letter dated July 18, 2011, regarding the Securities and Exchange Commission Staff’s review of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on February 18, 2011, and our Form 10-Q for the fiscal quarter ended March 31, 2011, filed on April 29, 2011. For your convenience, we have included your comments below and have keyed our responses accordingly.
It is our understanding from a conversation between our counsel and Rebekah Lindsey on July 25, 2011, that your comments were intended to be “futures” comments. Accordingly, in certain of our responses, we have agreed to include changes or supplements to the disclosures in our future filings and have included language to facilitate your review of those changes or supplements. While we believe that these changes and supplements will improve our future disclosures, we do not believe our prior filings are materially deficient or inaccurate.
Pursuant to 17 C.F.R. §200.83, we are requesting confidential treatment for a portion of our response below. We request that this portion, as indicated by [***], be maintained in confidence, not be made part of any public record, and not be disclosed to any person as it contains confidential information. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such information to the undersigned with a copy to General Counsel, Huntington Bancshares Incorporated, 41 South High Street, HC1002, Columbus, OH 43215.

Form 10-K for the Fiscal Year ended December 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Provision for Income Taxes, page 48
1. Please revise to disclose the reasons for repatriating the $142 million in undistributed earnings that were previously indefinitely invested outside the country and discuss the impact of the transaction on your liquidity.
Management’s response
Our response to this request is contained in Exhibit A.

Loan and Lease Credit Exposure Mix
Residential Loans, page 51
2. Please revise your discussion to disclose how many adjustable rate mortgage loans are in the initial interest rate period. Disclose the balance of these loans by year of origination and initial rate period and discuss how you consider upcoming interest rate changes in your determination of the appropriate level of the allowance for loan losses.
Management’s response
We note your request to disclose how many adjustable rate mortgage loans (ARMs) are in the initial interest rate period, the balance of these loans by year of origination, and the initial interest rate period. However, the ARM statistics that we monitor, and which we believe are more relevant to the readers of our reports, include the dollar amount of the ARMs that are expected to have interest rate resets, the date of the reset, and when the loan was originated. This information, along with how we consider upcoming interest rate changes in determining the appropriate level of the allowance for loan losses is included in the expanded discussion below.
In future filings, beginning with our Form 10-Q for the fiscal quarter ended June 30, 2011, we will expand our discussion within MD&A to read as follows (underlining denotes additions to and strikeouts indicate deletions from our current disclosures):
A majority of the loans in our portfolio ~~are ARMS~~ have adjustable rates. These ARMs comprised approximately 54% of our total residential mortgage loan portfolio at June 30, 2011. At June 30, 2011, ARM loans that were expected to have rates reset through 2014 totaled $1.6 billion. These loans scheduled to reset are primarily associated with loans originated subsequent to 2007, and as such, are not subject to the most significant declines in value. Given the quality of our borrowers and the relatively low current interest rates, we believe that we have a relatively limited exposure to ARM reset risk. Nonetheless, we have taken actions to mitigate our risk exposure. We initiate borrower contact at least six months prior to the interest rate resetting, and have been successful in converting many ARMs to fixed-rate loans through this process. Our ARM portfolio has performed substantially better than the fixed-rate portfolio in part due to this proactive management process.

CRE Portfolio, page 55
3. We note your disclosure that 95% of your commercial real estate loans had guarantors. Please revise your disclosure to address the following:
•	Disclose how you consider the guarantor support in your determination of the allowance for loan losses. Describe your efforts to monitor the credit quality of the guarantor and how the availability, or lack thereof, of credit quality information related to the guarantor’s ability to repay the obligation is considered in your determination of the appropriate level of the allowance for loan losses.
•	Disclose how often you pursue repayment from a guarantor and describe how successful your efforts are to obtain repayment from guarantors. If your efforts are largely unsuccessful or you typically do not obtain repayment from guarantors, tell us whether your measure of impairment would materially change if you did not consider guarantor support.
Management’s response
If our efforts to pursue repayment from guarantors was largely unsuccessful, our measure of impairment would not materially change if we did not consider guarantor support.
In future filings, beginning with our Form 10-Q for the fiscal quarter ended September 30, 2011, we will expand our discussion of our noncore CRE portfolio within MD&A to read as follows:
Our standardized loan grading system considers many components that directly correlate to loan quality and likelihood of repayment, one of which is guarantor support. On an annual basis, or more frequently if warranted, we consider, among other things, the guarantor’s reputation and creditworthiness, along with various key financial metrics such as liquidity and net worth, assuming such information is available. Our assessment of the guarantor’s credit strength, or lack thereof, is reflected in our loan risk ratings for such loans, which is directly tied to, and an integral component of, our allowance for loan loss methodology. When a loan goes to impaired status, viable guarantor support is considered in the determination of the recognition of a loan loss.
If our assessment of the guarantor’s credit strength yields an inherent capacity to perform, we will seek repayment from the guarantor as part of the collection process and have done so successfully. However, we do not formally track the repayment success from guarantors.

Risk Management and Capital
Table 23 — Accruing and Nonaccruing Troubled Debt Restructured Loans, page 64
4. We note your disclosure on page 64 that TDRs can be classified as either accrual or nonaccrual loans, and that accruing TDRs are excluded from nonaccrual loans because the borrower remains contractually current. However, we also note that you do not place loans on nonaccrual status until they reach 90 days past due in the case of C&I and CRE loans, and not until 180 days for the residential and home equity portfolio. Therefore, please clarify whether the TDR loans must be contractually current with respect to principal and interest to be classified as an accruing TDR, or whether your regular nonaccrual policies also apply to your TDR portfolio.
Management’s response
Our delinquency guidelines are the latest dates at which loans must be placed on nonaccrual unless special circumstances, such as a government guarantee, exist. In many situations we cease the accrual of interest prior to a loan reaching the stated delinquency because the collection of principal and interest is in doubt or no longer probable.
Our treatment of nonaccrual TDRs is consistent with our standard nonaccrual policy described in our financial statements, which is reflected in our response to your question number 22 below.
In future filings, beginning with our Form 10-Q for the fiscal quarter ended June 30, 2011, we will revise our discussion within MD&A to read as follows:
TDRs are modified loans in which a concession is provided to a borrower experiencing financial difficulties. Loan modifications are considered TDRs when the concessions provided are not available to the borrower through either normal channels or other sources. However, not all loan modifications are TDRs. Our standards relating to loan modifications consider, among other factors, minimum verified income requirements, cash flow analysis, and collateral valuations. Each potential loan modification is reviewed individually and the terms of the loan are modified to meet a borrower’s specific circumstances at a point in time. All loan modifications, including those classified as TDRs, are reviewed and approved by our Special Assets Department. Our ALLL is largely driven by updated risk ratings assigned to commercial loans, updated borrower credit scores on consumer loans, and borrower delinquency history in both the commercial and consumer portfolios. As such, the provision for credit losses is impacted primarily by changes in borrower payment performance rather than the TDR classification. TDRs can be classified as either accrual or nonaccrual loans. Nonaccrual TDRs are included in NALs whereas accruing TDRs are excluded ~~because the borrower remains contractually current~~ from NALs as Management believes it is probable that all contractual principal and interest due under the restructured terms will be collected.

Table 24 — Accruing Past Due Loans and Leases and Accruing Troubled Debt Restructured Loans
5. Considering the significance of your government guaranteed loans past due over 90 days and still accruing to the total past due loans, please revise to disclose how you determined that it was appropriate to continue the accrual of income on these loans. Discuss the types of losses you are reimbursed for under the guarantees, whether you have recognized losses in excess of any of the guarantee caps, and whether you have experienced any delays or denial of payments related to these claims. Please provide this discussion by guarantee type (e.g. FHA or VA loans). Finally, please disclose how much of your residential mortgage troubled debt restructurings consist of government guaranteed loans.
Management’s response
We have determined that it is appropriate to continue to accrue the guaranteed rate of interest on government guaranteed loans based on historical guarantee performance and our expectation of future performance.
In future filings, beginning with our Form 10-Q for the fiscal quarter ended June 30, 2011, we will include the following discussion within MD&A to read as follows:
Loans guaranteed by the U.S. government accrue interest at the rate guaranteed by the government agency. We are reimbursed from the government agency for reasonable expenses incurred in servicing loans. The FHA reimburses us for 66% of expenses, and the VA reimburses us at a maximum percentage of guarantee which is established for each individual loan. We have not experienced either material losses in excess of guarantee caps or significant delays or rejected claims from the related government entities.
In addition, as we develop our 2011 third quarter disclosures to meet the requirements of Accounting Standards Update 2011-02 — Receivables, we will disclose how much of our residential mortgage troubled debt restructurings consist of government guaranteed loans. Although not a troubled debt restructuring disclosure, on pages 90 and 91 of our June 30, 2011 Form 10-Q, Note 3 — Loans / Leases and Allowance for Credit Losses, we did quantify the amount of residential mortgage loans 90 or more days past due and accruing ($110,954,000) that were guaranteed by the U.S. government ($76,979,000).

ACL, page 67
6. We note your disclosure that you “maintain two reserves, both of which in (y)our judgment are adequate to absorb credit losses inherent in (y)our loan and lease portfolio.” Please revise your disclosure, here and elsewhere as applicable, to state that you maintain your two reserves at a level that is appropriate, if true.
Management’s response
In future filings, beginning with our Form 10-Q for the fiscal quarter ended June 30, 2011, we will revise all general discussions of the reserve to include that we maintain reserves at a level that is appropriate rather than adequate.

Table 29 — Net Loan and Lease Charge-offs, page 72
7. We note that your charge-offs as a percent of average loans is significantly higher for residential mortgages than it is for your home equity loans and that the rate of charge-offs do not appear to be increasing in the same proportion. Please revise your disclosure to address the following:
•	Expand your disclosure to discuss the reasons why you believe this trend is occurring.
•	For those loans that are secured by a second lien, disclose whether you have the ability to track whether the first lien is in default if you do not hold or service it. If not, disclose the steps you take to monitor the credit quality of the first lien and how you factor your ability, or lack thereof, to do this in your determination of the appropriate level of allowance for loan losses.
•	Revise to disclose the percentage of borrowers in the initial 10 year interest only period. Disclose the percentage of borrowers in the initial 10 year period that are only paying the minimum amounts due.
•	Disclose when these loans will begin amortizing. We note your tabular disclosure of the amount of home equity loans in a first lien position and second lien position and the delinquency status of each. The delinquency rates of your first and second lien home equity loans appear to be lower than that of your residential mortgage portfolio. Please revise your disclosure to discuss the differences in the delinquency rates of each type of loan and the reasons for differences in these trends. Discuss whether you believe these trends will change when the home equity loans begin to amortize.
Management’s response
Our residential mortgage portfolio continues to incur a loss rate in excess of the home equity portfolio. We believe this is occurring due to the following:
•	the lower loss rate in the home equity portfolio is a function of a higher quality customer base as measured by FICO distribution,
•	a substantial increase in the percentage of first-lien residential mortgage loans with low LTVs comprising the continued growth in the home equity portfolio,
•	a change in the charge-off policy associated with the residential mortgage portfolio implemented in 2010 which shortened the maximum timeframe to charge-off,
•	two NPL sales in the residential mortgage portfolio with resulting charge-offs, and
•	continued performing residential mortgage sales of the higher quality performing loans.

This is not inconsistent with our expectations of the performance of these portfolios given the housing market, economic environment and the factors discussed above.
In future filings, beginning with our Form 10-Q for the fiscal quarter ended September 30, 2011, we will expand our discussion within MD&A to read as follows:
Our residential mortgage portfolio continues to incur a loss rate in excess of the home equity portfolio. The lower loss rate in the home equity portfolio is a function of a higher quality customer base as measured by FICO distribution and a substantial portion of the growth in the home equity portfolio is represented by first-lien positions. Additionally, we accelerated the charge-off policy associated with the residential mortgage portfolio in 2010 which shortened the maximum timeframe to charge-off and, during 2011, have executed two NPL sales in the residential mortgage portfolio with resulting charge-offs.
We utilize updated FICO scores on all of our consumer borrowers to measure the probability of default portion of the ACL calculation. The FICO score provides a basis for understanding the borrowers past and current payment performance, and we utilize this information to estimate expected losses over the subsequent 12-month period. The performance of first-lien loans ahead of our second-lien loans is available to use as part of our updated score process.
Within the home equity line-of-credit (HELOC) portfolio, the standard product is a 10-year interest-only draw period with a balloon payment and represents a majority of the HELOC portfolio at June 30, 2011. Approximately 70% of our borrowers make more than the minimum payment required in any given month.
As discussed above, there is a substantive difference in the underlying borrower quality between the HELOC and residential mortgage products. We believe that high quality borrowers have been attracted to the HELOC product as a result of the low interest rates associated with this variable rate product. Management believes only a material rate shock, i.e. 200 basis points within a year, would have any meaningful impact on the performance of the HELOC portfolio.

Table 43 — Summary of Reserve for Representations and Warranties on Mortgage Loans
Serviced for Others, page 88
8. Considering the material increase in your provision for representation and warranties obligations during the year ended December 31, 2011, please revise to disclose the following so that readers of your financial statements may better understand the trends occurring that may impact this estimate:
•	Disclose the number and amount of loans sold, of loans repurchased, the number of claims received, your success rate in avoiding these claims and the number of make whole payments made in each period presented. A tabular roll-forward may be helpful.
•	Discuss the level of unresolved claims at the balance sheet date by type of claimant (GSE versus private investor). Please revise to describe in greater detail how you acquired a reserve for representations and warranties during the year ended December 31, 2010.
Management’s response
In October 2010, we received the Dear CFO letter regarding Reps and Warranties and assessed the recommended disclosures contained therein. During the first six-month period of 2011, we sold 12,808 loans, with a total balance of $1,826,063,000. Although we do not currently disclose these amounts in our public filings, we do disclose the amount of loans sold with servicing retained, which amounted to $1,749,518,000 for the six-month period (see footnote 6 in the Notes to Unaudited condensed consolidated financial statements of our June 30, 2011 Form 10-Q). We believe the $76,545,000 of loans sold with servicing released is immaterial in relation to the amount currently disclosed and would not be material to a financial statement user. As noted in the table below, the number and unpaid balance of repurchased loans over the last five quarters has been immaterial when compared to our residential loan balances of $4.8 billion. In addition, the number of claims received and make whole payments settled during the last five quarters is also insignificant.
As noted below, the quarterly successful dispute rate can vary significantly from quarter to quarter. A material impact in the dispute rate is primarily the result of dealing with such a small portfolio of loans presented to us for repurchase or make whole along with settlement of a small amount of loans. When comparing the 2011 first quarter and second quarter, we settled 21 claims versus 44 claims, respectively, and experienced a successful dispute rate of 86% versus 49% respectively. Unlike the larger servicers, we do not have a steady flow of activity in this area, and the resolutions can ebb and flow, causing the successful dispute rate on a quarterly basis to be distorted.
In future filings, beginning with our Form 10-Q for the fiscal quarter ended September 30, 2011, we will expand our disclosure within MD&A to include the following table:

Table — Mortgage Loan Repurchase Statistics

	2011		2010
(dollar amounts in thousands)	Second	First	Fourth	Third	Second
Number of loans sold	3,875	8,933	10,314	6,944	6,420

Amount of loans sold (UPB)	$512,069	$1,313,994	$1,577,879	$1,043,024	$903,186

Number of loans repurchased	36	15	71	118	115

Amount of loans repurchased (UPB)	$4,755	$2,343	$13,198	$15,356	$19,002

Number of claims received	130	118	105	108	128

Successful dispute rate (1)	49%	86%	21%	36%	31%

Number of make whole payments	8	6	44	19	22

(1)	Successful disputes are a percent of close out requests.
In future filings, beginning with our Form 10-Q for the fiscal quarter ended June 30, 2011, we will change the line item in the table to “Assumed reserve for representations and warranties”. Our response to how we assumed a reserve for representations and warranties during the year ended December 31, 2010, is contained in Exhibit B.

Consolidated Financial Statements
1. Significant Accounting Policies
Basis of Presentation, page 132
9. Please revise your disclosure regarding VIEs to state that you consolidate a VIE where you (1) have the power to direct the activities of the entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE, and do not consolidate entities for which both of these criteria are not met. If this is not your current policy, please tell us how you concluded your policy was appropriate in light of the guidance in ASC 810-10-25-38A.
Management’s response
In future filings, beginning with our Form 10-Q for the fiscal quarter ended June 30, 2011, we will expand our discussion within MD&A to read as follows:
Consolidated VIEs at June 30, 2011, consisted of the Franklin 2009 Trust and certain loan securitization trusts. Loan securitizations include automobile loan and lease securitization trusts formed in 2009, 2008, and 2006. Huntington has determined the trusts are VIEs because Huntington is the primary beneficiary of these trusts in that it has the power to direct the activities of the entity that most significantly affect the entity’s economic performance and it has either the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. ~~Through Huntington’s continuing involvement in the trusts (including ownership of beneficial interests and certain servicing or collateral management activities, Huntington in the primary beneficiary~~.

Securities, page 133
10. We note your disclosure that you consider the expected cash flows for the purposes of identifying which securities in an unrealized loss position have incurred other than temporary impairment. Please tell us how you concluded that this policy materially captures all securities that may have incurred a credit related other than temporary impairment due to a change in the timing of expected cash flows. Refer to ASC 320-10-35-33D.
Management’s response
A discounted cash flow analysis, which includes evaluating the timing of the expected cash flows, is completed for all debt securities subject to credit impairment. The measurement of the credit loss component is equal to the difference between the debt security’s cost basis and the present value of its expected future cash flows discounted at the security’s effective yield. The remaining difference between the security’s fair value and the present value of future expected cash flows is due to factors that are not credit-related and, therefore, are recognized in OCI.
In future filings, beginning with our 2011 Form 10-K, we will revise our disclosure under Significant Accounting Policies section included in our Notes to Consolidated Financial Statements to provide this additional detail as follows:
Securities — Securities purchased with the intention of recognizing short-term profits or which are actively bought and sold are classified as trading account securities and reported at fair value. The unrealized gains or losses on trading account securities are recorded in other noninterest income, except for gains and losses on trading account securities used to hedge the fair value of MSRs, which are included in mortgage banking income. All other securities are classified as investment securities. Investment securities include available-for-sale securities and nonmarketable equity securities. Unrealized gains or losses on available-for-sale securities are reported as a separate component of accumulated OCI in the Consolidated Statements of Changes in Shareholders’ Equity. Declines in the value of debt and marketable equity securities that are considered other-than-temporary are recorded in noninterest income as securities losses.

Huntington evaluates its investment securities portfolio on a quarterly basis for indicators of OTTI. ~~This determination requires significant judgment.~~  Huntington assesses whether OTTI has occurred when the fair value of a debt security is less than the amortized cost basis at the balance sheet date. Management reviews the amount of unrealized loss, the length of time the security has been in an unrealized loss position, the credit rating history, market trends of similar security classes, time remaining to maturity, and the source of both interest and principal payments to identify securities which could potentially be impaired. ~~Under these circumstances,~~ OTTI is considered to have occurred (1) if Huntington intends to sell the security; (2) if it is more likely than not Huntington will be required to sell the security before recovery of its amortized cost basis; or (3) the present value of expected cash flows are not sufficient to recover all contractually required principal and interest payments. ~~Furthermore, securities which fail the criteria above (1-3) must be evaluated to determine what portion of the impairment is related to credit or noncredit OTTI.~~ For securities that Huntington does not expect to sell or it is not more likely than not to be required to sell, the OTTI is separated into credit and noncredit components. A discounted cash flow analysis, which includes evaluating the timing of the expected cash flows, is completed for all debt securities subject to credit impairment. The measurement of the credit loss component is equal to the difference between the debt security’s cost basis and the present value of its expected future cash flows discounted at the security’s effective yield. The credit-related OTTI, represented by the expected loss in principal, is recognized in noninterest income. The remaining difference between the security’s fair value and the present value of future expected cash flows is due to factors that are not credit-related and, therefore, are recognized in OCI. Huntington believes that it will fully collect the carrying value of securities on which noncredit-related impairment has been recognized in OCI. ~~,while noncredit-related OTTI is recognized in OCI.~~ Noncredit-related OTTI results from other factors, including increased liquidity spreads and extension of the security. For securities which Huntington does expect to sell, or if it is more likely than not Huntington will be required to sell the security before recovery of its amortized cost basis, all OTTI is recognized in earnings. Presentation of OTTI is made in the Consolidated Statements of Income on a gross basis with a reduction for the amount of OTTI recognized in OCI. Once an OTTI is recorded, when future cash flows can be reasonably estimated, future cash flows are re-allocated between interest and principal cash flows to provide for a level-yield on the security.

ACL, page 134
11. We note your disclosure on page 135 that for the C&I and CRE portfolios you utilize a measure of probability of default and loss given default when determining the appropriate amount of allowance for loan losses. Please revise your disclosure to provide additional discussion as to how you utilize this data to determine the standardized loan grading for these loans. Revise to disclose whether you utilize a set period over which you estimate these amounts (e.g. one year, 18 months, etc.) or whether you estimate these amounts over the expected life of the loan. If the latter is true, please tell us how you concluded that this methodology was consistent with an inherent loss model as opposed to an expected loss model.
Management’s response
Huntington determines a two dimensional loan grade via measuring the financial condition of the borrower and assessing the collateral value associated with the loan grade for each loan. Our PD (probability of default) and LGD (loss-given-default) factors are determined based on a statistical methodology that tracks historical probability of defaults and loss given defaults by each loan grade. We estimate these amounts not over the expected life of a loan, but over a 24-month loss emergence period.
In future filings, beginning with our Form 10-Q for the fiscal quarter ended June 30, 2011, we will expand our discussion within MD&A to read as follows:
The ALLL consists of two components: (1) the transaction reserve, which includes specific reserves related to loans considered to be impaired and loans involved in troubled debt restructurings, and (2) the general reserve. The transaction reserve component includes both (1) an estimate of loss based on pools of commercial and consumer loans and leases with similar characteristics and (2) an estimate of loss based on an impairment review of each impaired C&I and CRE loan greater than $1 million. For the C&I and CRE portfolios, the estimate of loss based on pools of loans and leases with similar characteristics is made ~~through the use of a standardized loan grading system that is applied on an individual loan level and updated on a continuous basis~~ by applying a PD factor and a LGD factor to each individual loan based on a continuously updated loan grade, using a standardized loan grading system. ~~This loan grading system incorporates a PD factor and a LGD factor.~~ The PD factor and an LGD factor are determined for each loan grade using statistical models based on historical performance data. The PD factor considers on-going reviews of the financial performance of the specific borrower, including cash flow, debt-service coverage ratio, earnings power, debt level, and equity position, in conjunction with an assessment of the borrower’s industry and future prospects. The LGD factor considers analysis of the type of collateral and the relative LTV ratio. These reserve factors are developed based on credit migration models that track historical movements of loans between loan ratings over time and a combination of long-term average loss experience of our own portfolio and external industry data using a 24-month loss emergence period.

12. We note your disclosure that for all classes within the C&I and CRE portfolios, you resume the accrual of interest when, in management’s judgment, the borrower is able to make the required principal and interest payments and collectability is no longer in doubt. You also state that for all classes of consumer loans, you begin the accrual of interest as soon as the loan has been brought to less than 180 days past due with respect to principal and interest. Please respond to the following:
•	Please expand your disclosure to discuss the factors you consider when determining whether a C&I or CRE borrower is able to make the required principal and interest payments.
•	Please disclose why you believe it is appropriate to begin the accrual of interest on consumer loans as soon as they reach less than 180 days past due instead of when you are able to conclude it is probable that you will be able to collect all contractual principal and interest due on the loan.
•	Tell us whether you have any statistics regarding the percentage of your consumer loans for which you have resumed the accrual of interest as the loan became less than 180 days past due but then you had to cease the accrual of interest as it later became more than 180 days past due.
Management’s response
The determination of a commercial borrower’s ability to make the required principal and interest payments is based on an examination of the borrower’s current financial statements, industry, management capabilities and other qualitative measures.
In the consumer portfolio, we have adjusted the Residential nonaccrual policy to reflect 150 days past due, as we determined that the percentage of borrowers who reached 150 days past due, but then subsequently paid, was not material.
When a nonaccrual consumer loan begins to re-perform, management considers multiple factors to determine a return to accrual status, including days past due and, in some instances, an evaluation of the borrower’s financial condition. However, as mentioned, consumer loans returning to accrual status is an infrequent and immaterial circumstance.
In future filings, beginning with our 2011 Form 10-K, we will revise our disclosure under Significant Accounting Policies section included in our Notes to Consolidated Financial Statements to clarify our policy as follows:
Regarding all classes within the C&I and CRE portfolios, the determination of a commercial borrower’s ability to make the required principal and interest payments is based on an examination of the borrower’s current financial statements, industry, management capabilities, and other qualitative measures. For all classes within the consumer loan portfolio, ~~a NAL is returned to accrual status when the loan has been brought to less than 180 days past due with respect to principal and interest.~~ the determination of a consumer borrower’s ability to make the required principal and interest payments is based on multiple factors, including days past due and, in some instances, an evaluation of the borrower’s financial condition. When, in Management’s judgment, the borrower’s ability to make required principal and interest payments resumes, and collectability is no longer in doubt, ~~and the loan has been brought current with respect to principal and interest,~~ the loan or lease is returned to accrual status.

13. We note your disclosure on page 137 where you state that when a loan within any class is impaired, interest income is recognized unless the receipt of principal and interest is in doubt when contractually due. Given that your definition of an impaired loan is one where it is probable that all amounts due according to contractual terms of the loan agreement will not be collected, please disclose when and how often interest income would be recognized on an impaired loan.
Management’s response
In future filings, beginning with our Form 10-Q for the fiscal quarter ended June 30, 2011, we will expand our discussion within MD&A to read as follows:
When a loan within any class is impaired, the accrual of interest income is ~~recognized~~ discontinued unless the receipt of principal and interest is no longer in doubt ~~when contractually due. If receipt of principal and interest is in doubt when contractually due, interest income is not recognized.~~ Interest income on TDRs is accrued when all principal and interest is expected to be collected under the post-modification terms. Cash receipts received on nonaccruing impaired loans within any class are generally applied entirely against principal until the loan has been collected in full, after which time any additional cash receipts are recognized as interest income. Cash receipts received on accruing impaired loans within any class are applied in the same manner as accruing loans that are not considered impaired.

4. Available for Sale and Other Securities, page 142
14. We note your disclosures beginning on page 78 related to other than temporary impairment. Please revise your disclosure to include this information within the audited financial statements. Refer to ASC 320-10-50-6.
Management’s response
In future filings, beginning with our Form 10-Q for the fiscal quarter ended September 30, 2011, we will include relevant data, including the pooled trust preferred disclosures currently included in MD&A, within the notes to consolidated financial statements to allow financial statement users to better understand the information that Huntington considered in reaching our conclusion regarding security impairments.

15. We note your disclosure of the roll forward of unrealized OTTI recognized in OCI on debt securities held on page 146. Please clarify the titles used in the roll forward. For example, it is unclear why credit losses not previously recognized and additional credit losses would be increases to the unrealized OTTI amounts recognized in OCI.
Management’s response
Given the significant amount of unrealized OTTI recognized in OCI for certain debt securities, we determined that —while not required— it was prudent to provide users of these financial statements with a rollforward of the unrealized OTTI recognized in OCI.
In future filings, beginning with our Form 10-Q for the fiscal quarter ended June 30, 2011, we will revise the descriptions to our table within the notes to the consolidated financial statements to read as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(dollar amounts in thousands)	2011	2010	2011	2010
Balance, beginning of period	$86,797	$126,347	$100,838	$124,408
Reductions from sales of securities with credit impairment	(1,054)	—	(1,054)	—
Noncredit impairment on securities not previously considered credit impaired	—	786	—	8,909
Change due to improvement in expected cash flows	(1,996)	(9,513)	(16,037)	(17,660)
Additional noncredit impairment on securities with previous credit impairment	1,650	710	1,650	2,673

Balance, end of period	$85,397	$118,330	$85,397	$118,330

7. Goodwill and Other Intangible Assets, page 156
16. We note that you reorganized your segments in 2009 and 2010. Please tell us why the tabular disclosure of the reallocation of goodwill related to the 2010 segment reorganization shows an $11 million transfer into the Commercial Banking Segment. It is unclear why goodwill was allocated to this segment since your disclosure indicates that you did not transfer any reporting units to this segment. Please revise your disclosure to clarify why goodwill was allocated to this segment and disclose how you determined the appropriate amount to transfer. Additionally, please clarify whether the $37.4 million increase in goodwill to the Treasury/Other segment relates exclusively to the insurance business and discuss how the 2010 reallocations of goodwill were performed.
Management’s response
In addition to the changes discussed in Note 7 Goodwill and Other Intangible Assets, several small capital markets business units moved from the former PFG segment to the Commercial Banking segment. These were predominately businesses that provide products such as interest rate or foreign currency swaps to our commercial customers. Because of the relatively small size (less than 10% of the former PFG goodwill), we did not include within the narrative above the table.
We confirm that the increase to goodwill of $37.4 million in the Treasury / Other segment represents the goodwill at our Insurance reporting unit. We confirm that goodwill was assigned to the new reporting units in accordance with ASC 350 using a relative fair value allocation.
In future filings, beginning with our 2011 Form 10-K, we will revise our disclosure under Goodwill and Other Intangible Assets section included in our notes to consolidated financial statements to provide this additional detail as follows:
In late 2010, Huntington again reorganized its internal reporting structure. Business segments are based on segment leadership structure, which reflects how segment performance is monitored and assessed. The primary changes to the business segments were (1) the AFDS and Commercial Real Estate segments were combined into one operating segment, (2) the Home Lending area moved from the Retail and Business Banking operating segment to the PFG operating segment, (3) the PFG operating segment was renamed Wealth Advisors, Government Finance and Home Lending (WGH), (4) certain capital market businesses moved from the former PFG operating segment to the Commercial Banking operating segment and (5) the insurance business moved from WGH to Treasury / Other. Goodwill was assigned to the new reporting units affected using a relative fair value allocation.

11. Other Long-Term Debt, page 158
17. We note your discussion of the transfer of $92.1 million of municipal securities and $86.0 million in Huntington Preferred, Capital Inc. Class E common stock and cash in exchange for $184.1 million of common and preferred stock of Tower Hill Securities, Inc. You have concluded that the transfer did not meet the sale requirements of ASC 860 and thus has been recorded as a secured financing as of December 31, 2010. Please tell us the business purpose of this transaction and describe the nature of Tower Hill Securities, Inc. business and how you expect to generate a return on this transaction.
Management’s response
Our response to this request is contained in Exhibit C.

17. Income Taxes, page 167
18. You disclose that you entered into an asset monetization transaction that generated a $263.0 million capital loss. Please provide additional detail regarding the assets that were monetized, as well as the business purpose for the transaction, particularly since you established a full $31.8 million valuation allowance on the capital loss carry forward created as part of the transaction.
Management’s response
Our response to this request is contained in Exhibit D.

19. Fair Values of Assets and Liabilities, page 177
19. Please revise your disclosure here to discuss how you determine the level in which to report fair value measurements related to prices obtained from third party pricing service. Discuss whether or how you evaluate these prices for accuracy and how you determine that the assumptions used by the pricing service are reasonable. For the securities that you obtain a third party price from a pricing service to use in assisting you with your own fair value models (e.g. trust preferred securities), disclose specifically how you use this data, and whether your internal valuations differ materially from that of the third party. If so, please revise to provide a brief description of the factors considered when concluding which valuation was the best estimate of fair value.
Management’s response
For investment security and MSR fair value measurements related to prices obtained from third party pricing services or where we use third party providers to assist management with determining appropriate fair value, we are replacing the summaries that began on page 178 of our 2010 Form 10-K with enhanced descriptions to discuss how we evaluate the prices or valuations provided by third parties to determine that they are reasonable.
In future filings, beginning with our Form 10-Q for the fiscal quarter ended September 30, 2011, we will expand our discussion within the notes to consolidated financial statements to read as follows:
Available-for-sale securities and trading account securities
Securities accounted for at fair value include both the available-for-sale and trading portfolios. Huntington uses prices obtained from third party pricing services and recent trades to determine the fair value of securities. AFS and trading securities are valued under Level 1 using quoted market prices (unadjusted) in active markets for identical securities that Huntington has the ability to access at the measurement date. 1% of the positions in these portfolios are Level 1, and consist of U.S. Treasury securities and money market mutual funds. When quoted market prices are not available, fair values are determined under Level 2 using quoted prices for similar assets in active markets, quoted prices of identical or similar assets in markets that are not active, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument. 94% of the positions in these portfolios are Level 2, and consist of U.S. Government and agency debt securities, agency mortgage backed securities, asset-backed securities, municipal securities and other securities. For both Level 1 and Level 2 securities, management uses various methods and techniques to corroborate prices obtained from the pricing service, including reference to dealer or other market quotes, and by reviewing valuations of comparable instruments. If relevant market prices are limited or unavailable, valuations may require significant management judgment or estimation to determine fair value, in which case the fair values are determined under Level 3. 5% of our positions are Level 3, and consist of non-agency ALT-A asset-backed securities, private-label CMO securities, pooled-trust-preferred CDO securities and municipal securities.

For non-agency ALT-A asset-backed securities, private-label CMO securities, and pooled-trust-preferred CDO securities the fair value methodology incorporates values obtained from proprietary discounted cash flow models provided by a third party. The modeling process for the ALT-A asset-backed securities and private-label CMO securities incorporates assumptions management believes market participants would use to value the security under current market conditions. The assumptions used include prepayment projections, credit loss assumptions, and discount rates, which include a risk premium due to liquidity and uncertainty that are based on both observable and unobservable inputs. Huntington validates the reasonableness of the assumptions by comparing the assumptions with market information. Huntington uses the discounted cash flow analysis, in conjunction with other relevant pricing information obtained from third party pricing services or broker quotes to establish the fair value that management believes is representative under current market conditions. For purposes of determining fair value at September 30, 2011, the discounted cash flow modeling was the predominant input. The modeling of the fair value of the pooled-trust-preferred CDO’s utilizes a similar methodology, with the probability of default (“PD”) of each issuer being the most critical input. Management evaluates the PD assumptions provided to the third party pricing service by comparing the current PD to the assumptions used the previous quarter, actual defaults and deferrals in the current period, and trend data on certain financial ratios of the issuers. Huntington also evaluates the assumptions related to discount rates and prepayments. Each quarter, the Company seeks to obtain information on actual trades of securities with similar characteristics to further support our fair value estimates and our underlying assumptions. For purposes of determining fair value at September 30, 2011, the discounted cash flow modeling was the predominant input.
Huntington utilizes the same processes to determine the fair value of investment securities classified as held-to-maturity for impairment evaluation purposes.
MSRs
MSRs do not trade in an active market with readily observable prices. Accordingly, the fair value of these assets is determined under Level 3. Huntington determines the fair value of MSRs using an income approach model based upon our month-end interest rate curve and prepayment assumptions. The model, which is operated and maintained by a third party, utilizes assumptions to estimate future net servicing income cash flows, including estimates of time decay, payoffs, and changes in valuation inputs and assumptions. Servicing brokers and other sources of information (e.g. discussion with other mortgage servicers and industry surveys) are used to obtain information on market practice and assumptions. On at least a quarterly basis, third party marks are obtained from at least one service broker. Huntington reviews the valuation assumptions against this market data for reasonableness and adjusts the assumptions if deemed appropriate. Any recommended change in assumptions and / or inputs are presented for review to the Mortgage Price Risk Subcommittee for final approval.

VIE’s, page 192
Low Income Housing Tax Credit Partnerships, page 193
20. We note your disclosure that you make certain equity investments in various limited partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit pursuant to Section 42 of the Internal Revenue Code. We also note your disclosure that you do not own a majority of the limited partnership interests in these entities and are not the primary beneficiary. Please tell us whether you believe you have the power to direct the activities of these VIEs that most significantly affect their performance. If not, please tell us the party you believe does have the power. To the extent you believe you have this power, please tell us how you determined that you do not have the obligation to absorb losses of the VIE or the rights to receive benefits from the VIE that could potentially be significant to the VIE.
Management’s response
We confirm that we do not have the power to direct the activities of the Low Income Housing Tax Credit Partnerships that most significantly affect their performance. Our role is as a passive investor collecting the tax credits. We believe the general partner is the party with the power to direct the activities that most significantly affect the performance of the LIHTC partnerships. The general partner responsibilities are described further in the proposed enhancements to our disclosures included below.
In future filings, beginning with our Form 10-Q for the fiscal quarter ended June 30, 2011, we will expand our discussion within the notes to consolidated financial statements to read as follows:
Low Income Housing Tax Credit Partnerships
Huntington makes certain equity investments in various limited partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital, to facilitate the sale of additional affordable housing product offerings, and to assist in achieving goals associated with the Community Reinvestment Act. The primary activities of the limited partnerships include the identification, development, and operation of multi family housing that is leased to qualifying residential tenants. Generally, these types of investments are funded through a combination of debt and equity.

Huntington is a limited partner in each Low Income Housing Tax Credit Partnership. A separate unrelated third party is the general partner. Each limited partnership is managed by the general partner, who exercises full and exclusive control over the affairs of the limited partnership. The general partner has all the rights, powers and authority granted or permitted to be granted to a general partner of a limited partnership under the Ohio Revised Uniform Limited Partnership Act. Duties entrusted to the general partner of each limited partnership include, but are not limited to: investment in operating companies, company expenditures, investment of excess funds, borrowing funds, employment of agents, disposition of fund property, prepayment and refinancing of liabilities, votes and consents, contract authority, disbursement of funds, accounting methods, tax elections, bank accounts, insurance, litigation, cash reserve, and use of working capital reserve funds. Except for limited rights granted to consent to certain transactions, the limited partner(s) may not participate in the operation, management, or control of the limited partnership’s business, transact any business in the limited partnership’s name or have any power to sign documents for or otherwise bind the limited partnership. In addition, the general partner may only be removed by the limited partner(s) in the event the general partner fails to comply with the terms of the agreement and/or is negligent in performing its duties.
Huntington believes the general partner of each limited partnership has the power to direct the activities which most significantly affect their performance of each partnership and therefore Huntington has determined that it is not the primary beneficiary of any LIHTC partnership. ~~Huntington does not have majority ownership in the limited partnership interests in these entities and is not the primary beneficiary~~. Huntington uses the equity method to account for ~~the majority of~~ its investments in these entities. These investments are included in accrued income and other assets. At March 31, 2011, December 31, 2010, and March 31, 2010, Huntington had commitments of $313.7 million, $316.0 million, and $289.3 million, respectively, of which $259.1 million, $260.1 million, and $203.3 million, respectively, were funded. The unfunded portion is included in accrued expenses and other liabilities.

25. Segment Reporting, page 199
21. We note that you reorganized your business segments during the fourth quarter of 2010 to better align business unit reporting with segment executives. Please respond to the following:
•	Tell us and disclose in future filings whether your operating segments were aggregated into reportable segments in accordance with ASU 280-10-50-21.
•	To the extent that you are aggregating your auto finance and CRE businesses, please tell us how the aggregation criteria in 280-10-50-11 were met.
•	To the extent that you are aggregating your wealth advisors and government finance businesses with your home lending business, please tell us how the aggregation criteria in 280-10-50-11 were met.
Management’s response
No segments are aggregated other than Huntington’s Insurance operating unit, which is aggregated with the Treasury / Other reportable segment. All other operating segments were determined to be separate reportable segments after reviewing the aggregation criteria in ASC 280-10-50-12.
In considering Huntington’s operations, the chief operating decision maker is Huntington’s CEO. The CEO reviews operating results at monthly financial performance meetings. Financial results are reported as follows:
•	Retail and Business Banking (Executive A)
•	Wealth Advisors, Government Finance, and Home Lending (Executive B)
•	Automobile Finance and Commercial Real Estate (Executive C)
•	Regional and Commercial Banking (Executive D)
The organization described above created segment managers that meet individually with the CEO on a monthly basis to review results and forecasts at the financial performance review meetings. We believe it is appropriate to use the segment managers to identify each operating segment based upon the guidance in ASC 280-10-50-6. Each segment manager is responsible for distinct business activities. Retail and Business Banking business activities relate primarily to activities that occur at Huntington bank branches, such as gathering deposits and business banking. Regional and Commercial Banking business activities include lending and other capital market products, such as interest rate and foreign exchange swaps, that are provided to corporate customers. The businesses managed by Executive C (Automobile Finance and Commercial Real Estate) focuses on lending using individual assets such as automobiles and commercial real estate as collateral. Wealth Advisors, Government Finance, and Home Lending business activities and services are offered primarily to generate fee revenue for Huntington. Although Home Lending was moved under Executive B as segment manager, he is primarily responsible for the origination (fee based) operations.

Form 10-Q for the quarter ended March 31, 2011
Note 3. Loans/Leases and Allowance for Credit Losses, page 72
NALs and Past Due Loans, page 72
22. We note that you revised your charge-off policy for your residential mortgages from 180 days past due to 150 days past due during the first quarter of 2011. However, we note that have kept your policy for placing the residential mortgage loans on nonaccrual status at no later than 180 days past due. Please tell us why your nonaccrual policy occurs later than your charge-off policy for both your residential mortgages, as well as for your home equity portfolio, where nonaccrual status starts at 180 days past due, but the charge-off occurs at 120 days past due.
Management’s response
To clarify, if a loan was fully charged-off at 150 days, interest would no longer accrue. Only partial charge-offs and loans that were delinquent between 150 and 180 days and had not experienced a charge-off were accruing interest during the 2011 first quarter. We noted this inconsistency in our policies and quantified the impact prior to filing our 2011 first quarter Form 10-Q. We determined that less than $0.4 million of interest income was recorded in the first quarter for loans that met these criteria, which we determined was immaterial for adjustment or further disclosure. During the 2011 second quarter, we changed our nonaccrual policy for all consumer loans to be consistent with charge-off policies. Residential mortgage loans are placed on nonaccrual status at 150-days past due. First-lien and second-lien home equity loans are placed on nonaccrual status at 150-days past due and 120-days past due, respectively. Automobile and other consumer loans are not placed on nonaccrual status, but are generally charged-off when the loan is 120-days past due.

23. We note your disclosure on page 74 that cash receipts on nonaccrual loans are applied entirely against principal until the loan or lease has been collected in full, after which time any additional cash receipts are recognized as interest income. However, we also note that in the following paragraph, you state that regarding all classes within the C&I and CRE portfolios, when you determine the borrower’s ability to make the required principal and interest payments resumes and collectability is no longer in doubt, the loan is returned to accrual status. You also state that for all classes within the consumer portfolio, a nonaccrual loan is returned to accrual status when the loan has been brought to less than 180 days past due with respect to principal and interest. Please clarify the apparent inconsistencies between the two policies.
Management’s response
The disclosure related to the collection of cash receipts is meant to provide our policy on loans that are on nonaccrual status. If a loan is placed back on accrual status, it will begin to accrue interest consistent with other accruing loans.
In future filings, beginning with our Form 10-Q for the fiscal quarter ended June 30, 2011, we will expand our discussion within notes to the consolidated financial statements to read as follows:
For all classes within all loan portfolios, cash receipts received on NALs are applied entirely against principal until the loan or lease has been collected in full, after which time any additional cash receipts are recognized as interest income.
Regarding all classes within all ~~the C&I and CRE~~ portfolios, when, in Management’s judgment, the borrower’s ability to make required principal and interest payments resumes and collectability is no longer in doubt, and the loan has been brought current with respect to principal and interest, the loan or lease is returned to accrual status. ~~Regarding all classes within all consumer loan portfolios, a NAL is returned to accrual status when the loan has been brought to less than 180 days past due with respect to principal and interest.~~ For these loans that have been returned to accrual status, cash receipts are applied according to the contractual terms of the loan.

Note 15. Commitments and Contingent Liabilities, page 108
Income Taxes, page 108
24. We note your disclosure regarding the adjustments proposed by the IRS and the Commonwealth of Kentucky related to your previously filed tax returns. We also note that you believe it is possible that the resolution of the proposed adjustments, if unfavorable, may be material to the results of operations in the period in it occurs. Please tell us the status of the resolution of these items with the Commonwealth of Kentucky and the IRS. Please also tell us how these items interact with your disclosure of gross unrealized tax benefits of $14.5 million.
Management’s response
Our response to this request is contained in Exhibit E.
*********************************

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that the foregoing response addresses your comments. We are committed to full and transparent disclosure and will continue to enhance our disclosures in future filings. Please contact me at (614) 480-5240 if you have any questions or would like further information about this response.
Sincerely,
/s/ Donald R. Kimble
Donald R. Kimble
Senior Executive Vice President and Chief Financial Officer
Huntington Bancshares Incorporated
Copies to:
Stephen D. Steinour, Chairman, President, and Chief Executive Officer, Huntington Bancshares Incorporated
Richard A. Cheap, General Counsel and Secretary, Huntington Bancshares Incorporated
Rebekah Lindsey, Securities and Exchange Commission

Exhibit A
Huntington Bancshares Incorporated
Response to question 1.
***Huntington has requested confidential treatment for the redacted portion of this response under Rule 83 of the SEC’s Rules of Practice (17 C.F.R. §200.83). Huntington has delivered a complete unredacted copy of this letter to its examiner at the Division of Corporation Finance.***

Exhibit B
Huntington Bancshares Incorporated
Response to question 8.
***Huntington has requested confidential treatment for the redacted portion of this response under Rule 83 of the SEC’s Rules of Practice (17 C.F.R. §200.83). Huntington has delivered a complete unredacted copy of this letter to its examiner at the Division of Corporation Finance.***

Exhibit C
Huntington Bancshares Incorporated
Response to question 17.
***Huntington has requested confidential treatment for the redacted portion of this response under Rule 83 of the SEC’s Rules of Practice (17 C.F.R. §200.83). Huntington has delivered a complete unredacted copy of this letter to its examiner at the Division of Corporation Finance.***

Exhibit D
Huntington Bancshares Incorporated
Response to question 18.
***Huntington has requested confidential treatment for the redacted portion of this response under Rule 83 of the SEC’s Rules of Practice (17 C.F.R. §200.83). Huntington has delivered a complete unredacted copy of this letter to its examiner at the Division of Corporation Finance.***

Exhibit E
Huntington Bancshares Incorporated
Response to question 24.
***Huntington has requested confidential treatment for the redacted portion of this response under Rule 83 of the SEC’s Rules of Practice (17 C.F.R. §200.83). Huntington has delivered a complete unredacted copy of this letter to its examiner at the Division of Corporation Finance.***

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